

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

B. Allen Weinstein
President and Chief Executive Officer
Body Central Acquisition Corp.
6225 Powers Avenue
Jacksonville, FL 32217

> **Re:** **Body Central Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **File No. 333-168014**

Dear Mr. Weinstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us when you anticipate executing the corporate changes and filing a pre-effective amendment for the name change as indicated by the asterisk on the cover page.

Use of Proceeds, page 31

2. We note your response to comments 10 and 11 of our letter dated August 2, 2010. Please also revise to indicate the approximate dollar amounts allocated to growing your store base, converting Body Shop stores to Body Central banners, refurbishing older stores and making technology improvements.

Summary of Consolidated and Financial Operating Data, page 7

3. Please add the selected operating data for your direct business to this table as was done to the table on page 37, Selected Consolidated Financial and Operating Data.

4. Please tell us and add disclosure describing how you have calculated your pro forma shares outstanding. Clarify if such shares include only those shares whose proceeds are being reflected in the pro forma adjustments to your income statements, such as the proceeds used for debt repayment. In that regard, we do not believe common shares whose proceeds will be used for working capital purposes should be used in computing EPS.

Management's Discussion and Analysis of Financial Condition, page 41

5. We note your response to comments 23 and 32 of our previous letter, particularly your additional disclosure on pages 42 and 66. Please revise the discussion of your growth strategies and the metrics you use to assess the performance of your business to address your liquidity position and "planned capital expenditures." It is unclear to what extent your available financing and planned capital expenditures may limit your growth strategies and anticipated increases in margins and "top line performance."

Business, page 63

Our Company, page 63

6. We note your response to comment 29 in our previous letter. It remains unclear to us how a focus on in-store marketing, store layout and fixtures and merchandise displays would result in low store build-out costs since these appear to be most of the principal components of build-out costs. Please revise or advise.

Our Strengths, page 65

7. We note your statement in the third bullet point under Our Strengths that, "We believe our direct business sales differentiate us from most competitors." To the extent such statement refers to your catalog distribution rather than your online direct sales, please clarify as appropriate.

Intellectual Property, page 72

8. Please revise the second paragraph of this section, and elsewhere as appropriate, to clarify which uses under your Body Shop license are exclusive.

Compensation Policies and Practices and Risk Management, page 83

9. We note your additional disclosure on page 83 in response to comment 43 of our previous letter. Please advise us of your conclusion, if made, that your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on the registrant.

Executive Compensation, page 85

Employment Agreements, page 94

10. We note your added disclosure with regard to Mr. Hill's services implementing your new catalog system. You do not appear to discuss this new catalog system elsewhere in your filing. Please revise as appropriate or advise.

Certain Relationships and Related Party Transactions, page 101

Lease Agreement, page 103

11. We note that you do not include the amounts due upon exercising your options to extend the term of the lease when calculating the aggregate amount of all periodic payments due under this lease. Please advise why you do not include them. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Description of Certain Indebtedness, page 112

12. We note the financial covenants you have briefly described in the second paragraph under Covenants and Events of Default. Please describe these financial covenants in quantitative terms to the extent that such obligations apply while you are a party to the revolving credit facility.

Footnote 5. Financial Instruments, page F-16

13. We note your response to comment 60 from our letter dated August 2, 2010, and disclosure on page F-18 that the fair values of money market securities do not reflect any outstanding items. Please explain to us the nature of the outstanding items and your basis for presenting the fair values of money market securities before the outstanding items. In your response, clarify why the fair values of your money market securities exceeded the amount of cash reported on your balance sheet as of January 3, 2009.

<u>Consolidated Balance Sheets, page F-28</u>

14. If redemption of a material amount of equity securities will occur in conjunction with an offering, we believe that a pro forma balance sheet (excluding effects of offering proceeds) should be presented alongside the historical balance sheet giving effect to the change in capitalization. Please tell us how you considered your redemption of Series C preferred stock in presenting a pro forma balance sheet.

<u>Exhibits</u>

15. We note your objections to providing certain attachments to exhibits 10.12, 10.17 and 10.21. Please file those exhibits in their entirety with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Johan V. Brigham, Esq.
       William S. Perkins, Esq.
       Fax: (617) 345-5017

       William F. Schwitter, Esq.
       Fax: (212) 230-7834